RICHEMONT

02060800

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12 December 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release announcing the issuance of secured call warrants by Richemont's subsidiary exercisable into ordinary shares of British American Tobacco p.l.c. . This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Ellen Stifel

Alan Grieve

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

dlw 1/8

RICHEMONT

Not for distribution in the United States, Canada and Japan

Richemont subsidiary to issue secured call warrants exercisable into ordinary shares of British American Tobacco p.l.c.

11 December 2002

Compagnie Financière Richemont SA announces that its subsidiary, R&R Holdings SA is to offer 120.9 million secured European-style call warrants exercisable only upon maturity, at the option of the warrant holder, into ordinary shares of British American Tobacco p.l.c. ('BAT'). The warrants, which will expire in May 2004, are exercisable at 675p per warrant.

Richemont holds 66.7% of R&R Holdings SA, a Luxembourg company, which in turn owns 604.3 million ordinary shares and 120.9 million convertible redeemable participating preference shares ('the preference shares') in BAT. The ordinary shares and preference shares represent some 31.5 per cent of the issued share capital of BAT. The remaining 33.3 % of R&R Holdings SA is owned by Remgro Limited, a South African public company.

The BAT preference shares will automatically convert into ordinary shares on a one for one basis on any sale by R&R Holdings SA to a third party, failing which they will be redeemed by BAT on 7 June 2004 at 675p per share. The issuance of the call warrants realises the value of the option rights embedded in the terms of the preference shares.

In June 2004, therefore, R&R Holdings SA will receive £ 816 million, either upon exercise of the warrants by warrant holders or through the redemption of the preference shares by BAT. The share of the proceeds of the disposal or redemption attributable to Richemont will amount to £ 544 million.

R&R Holdings SA's interest in the 604.3 million BAT ordinary shares will not change as a result of this transaction.

In Richemont's balance sheet, those BAT shares linked to the warrants will be carried as an investment and will be marked to the present value of dividends receivable through to maturity and the amount of £ 544 million receivable in 2004. This will result in an exceptional gain in the region of € 300 million being realised by Richemont in the current financial year. From the closing date, Richemont will equity

account only its two thirds interest in the 604.3 million BAT shares which are not subject to the warrants. In respect of those BAT shares which are the subject of the warrant issue, Richemont will amortise, as a credit to income over the period to maturity in 2004, the difference between their net present value and the redemption value (including future dividends).

The offer is expected to close on 23 January 2003, subject to customary closing conditions.

Commenting on the offer, Mr Johann Rupert, Chairman of both Richemont and Remgro, said:

"When we merged Rothmans International with BAT in 1999, we asked for the compulsory redemption terms for the preference shares as a quid pro quo for the fact that the shares were non-voting. Absent any major capital increase in BAT, which would have allowed R&R Holdings to convert its holding of preference shares into ordinary shares, Richemont and Remgro were therefore effectively forced to sell the preference shares or have them redeemed in 2004.

The warrant issue effectively crystallises the proceeds to be received in 2004 and realises for us the time value of the option element. Through its holding of 604.3 million ordinary shares, R&R Holdings SA will continue to hold a significant stake in BAT and will thus benefit from the substantial cash flow generated by this investment."

Richemont is a Swiss luxury goods group. The Group owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Piaget, Montblanc, Dunhill and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne, and Officine Panerai.

RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12 December 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the press adverts in English announcing Richemont's interim results. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Steffel

Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

File no 82-4102

INTERIM RESULTS

Commentary

Commenting on the results, Mr Johann Rupert, Executive Chairman, said:

"Richemont's results for the first six months of this financial year are in line with our expectations. The slowdown in sales – in particular in Europe – combined with the strengthening of the euro against both the dollar and the yen has contributed to the fall in operating profit for the period.

Sales in euros during the months of September and October have shown modest growth compared to the same period last year. It is, however, doubtful as to whether this represents a real pick-up in demand, as this must be viewed against the extremely depressed sales levels experienced during September and October 2001.

I would stress that we continue to view the outlook for the remainder of the current financial year with the utmost caution. We live in a period of chronic uncertainty in terms of global events. Whilst I would expect that the rate of decline in operating profit for the year as a whole should be less than that experienced in the first six-month period, such a view is, of course, predicated upon there being no further deterioration in market sentiment as a consequence of events outside our control".

Business Review

Sales and operating profit

During the period under review, the Group's results were influenced by the continuing weakness of the economic environment generally and the decline in tourism, in particular. In addition, the appreciation of the euro in the first six months of the financial year has had a dampening effect on reported sales for the period, which showed a decline of 3 per cent compared to the prior year. At constant rates of exchange, however, sales increased by 1 per cent.

	Sept. 2002 € m	Sept. 2001 € m	
Sales	1 784	1 836	- 3%
Cost of sales	(635)	(644)	
Gross margin	1 149	1 192	- 4%
Net operating expenses	(964)	(939)	+ 3%
Operating profit	185	253	- 27%

The decline in sales, combined with a slight weakening in the gross margin percentage as a consequence of the strong Swiss franc, has resulted in a 4 per cent decline in gross margin for the period.

Operating expenses showed an increase of 3 per cent. This reflects management's commitment to limit the rate of growth in operating costs. This growth is a

Richemont, the Swiss luxury goods group, announces its unaudited results for the six-month period ended 30 September 2002

	Sept. 2002	Sept. 2001	
Sales	€ 1 784 m	€ 1 836 m	- 3%
Operating profit	€ 185 m	€ 253 m	-27%
Attributable profit			
- parent and subsidiaries	€ 134 m	€ 165 m	-19%
- share of associated companies	€ 270 m	€ 260 m	+ 4%
- the Group	€ 404 m	€ 425 m	- 5%
Earnings per unit – fully diluted basis	€ 0.716	€ 0.754	- 5%

The results presented above exclude the effects of exceptional items reported by associated companies and goodwill amortisation from the results of both periods.

- Sales for the first six months declined by 3 per cent to €1 784 million. Excluding the adverse effect of exchange rate movements, however, sales increased by 1 per cent.
- Jewellery sales, being principally through Cartier and Van Cleef & Arpels, grew by 1 per cent in the period, whilst watch sales reported a decline of 3 per cent.
- Sales in Europe declined by 4 per cent, reflecting depressed market conditions and the reduction in tourist traffic in the region. Sales in Asia declined by 3 per cent. However, at comparable rates of exchange, sales in Japan grew by 5 per cent; sales in the rest of the Asia region grew at a similar rate. In the Americas, sales increased by 10 per cent in dollar terms with strong performances by Cartier and Montblanc; on translation into euros, however, sales in the region grew by 2 per cent.
- The decline in sales in euro terms, together with a slight weakening in the gross margin percentage and a 3 per cent increase in operating expenses, resulted in an overall decline in operating profit of 27 per cent.
- The Group's equity accounted share of the results of its investment in British American Tobacco amounted to €270 million, an increase of 4 per cent compared to the prior year.
- Earnings per unit for the period on a fully diluted basis decreased by 5 per cent from €0.754 to €0.716.

Sales by distribution channel

	Sept. 2002 € m	Sept. 2001 € m	
Retail sales	711	722	- 2%
Wholesale sales	1 073	1 114	- 4%

British American Tobacco performed well in the nine-month period to end September with adjusted diluted earnings per share increasing by 8 per cent from 45.80 pence to 49.47 pence. Sales volumes for the period totaled 579.3 billion cigarettes, with British American Tobacco's four global brands Lucky Strike, Kent, Dunhill and Pall Mall achieving sales growth of 9 per cent.

Profit for the America-Pacific region for the nine-month period showed an increase of 4 per cent to £769 million. The company's operations in the United States increased market share and profit, while strong volume increases in South Korea more than offset the lower volumes in Canada. Total regional volume was 2 per cent ahead at 80 billion cigarettes.

In Europe a profit increase of 6 per cent to £412 million was achieved, as a result of solid performances in Germany, Russia, Ukraine, France and Switzerland, with volumes in line with last year.

In the Asia-Pacific region profit was 5 per cent lower, mainly as a result of markedly reduced duty-free sales volumes, while in the Africa and Middle East region the severe devaluation of the South African Rand, the costs incurred in setting up the new operation in Turkey and lower duty-free sales contributed to a decrease in profit of 18 per cent to £45 million.

British American Tobacco's businesses in Latin America performed well in exceptionally difficult economic circumstances, recording a profit decline of 4 per cent despite the currency devaluations in many countries and a fall in volume of 6 per cent.

Consolidated cash flow statement

	Sept. 2002 € m	Sept. 2001 € m
Operating profit	185	253
Depreciation and other non-cash items	74	91
Increase in working capital	(160)	(378)
Net cash inflow / (outflow) from operating activities	99	(34)
Dividends received from associates	258	228
Returns on investments and servicing of finance	(16)	(24)
Taxation paid	(56)	(117)
Net acquisitions of tangible fixed assets	(66)	(147)
Buy-back of Richemont units	(31)	-
Other acquisitions and investments	(16)	(154)
Net cash inflow / (outflow) before financing activities	172	(248)
Repayment of long-term borrowings	(164)	(69)
Dividends paid	(178)	-
Other financing activities	18	-
Equity contribution by minority	-	20
Exchange rate effects	54	23

investments in building distribution capacity and after-sales service centres, particularly in respect of Jaeger-LeCoultre, IWC and A. Lange & Söhne in various territories.

The decline in sales and gross margin percentage for the period, combined with the increase in operating expenses, resulted in a reduction in operating profit of 27 per cent.

Sales by product line

	Sept. 2002 € m	Sept. 2001 € m	
Jewellery	397	394	+ 1%
Watches	847	877	– 3%
Writing instruments	130	129	+ 1%
Leather goods	125	138	– 9%
Clothing and other	285	298	– 4%
	1 784	1 836	– 3%

Jewellery sales continued to benefit from demand for the jewellery collections of Cartier, Van Cleef & Arpels and Piaget. Van Cleef & Arpels, in particular, reported excellent sales growth in the period, albeit from a relatively low base. Watch sales declined by 3 per cent for the period. In general, sales of steel and steel and gold watches performed better than precious metal and jewellery watches. Menswear sales benefited from good sales in the seasonal collections of Dunhill and Hackett. Chloé also performed well during the period. Declines within the fragrance and eyewear product categories, largely attributable to the downturn in travel-related business, negatively impacted the "clothing and other" category overall.

Sales by region

	Sept. 2002 € m	Sept. 2001 € m	
Europe	779	815	– 4%
Asia	667	688	– 3%
Japan	326	337	– 3%
Asia-Pacific	341	351	– 3%
Americas	338	333	+ 2%
	1 784	1 836	– 3%

Depressed market conditions and a reduction in tourism in Europe have negatively impacted the Group's sales in the region, which declined by 4 per cent compared to the prior year.

Sales in Asia declined by 3 per cent. However, at comparable rates of exchange, sales in Japan grew by 5 per cent; sales in the rest of the Asia region grew at a similar rate.

In the Americas, sales increased by 10 per cent in dollar terms with strong performances by Cartier and Montblanc; on translation into euros, however, sales in the region grew by 2 per cent.

	1 784	1 836	3%

Retail sales showed a 2 per cent decline compared to the prior year, whilst wholesale sales reported a 4 per cent decline. The percentage of retail sales to total sales increased marginally from 39.3 per cent to 39.9 per cent, reflecting further investment in the Group's retail infrastructure. At 30 September 2002, the Group operated some 540 owned stores with a further 344 operated by external partners.

Consolidated profit and loss account

The summary profit and loss account as well as the earnings per unit information set out below is presented on an adjusted basis, excluding the effects of goodwill amortisation and exceptional items from the results of both periods. A reconciliation of the profit and loss account on this basis to the result on a reported basis is presented as an appendix to this announcement.

	Sept. 2002 € m	Sept. 2001 € m
Operating profit	185	253
Net investment expense	(16)	(26)
Profit before taxation	169	227
Taxation	(37)	(65)
Profit after taxation	132	162
Minority interests	2	3
Attributable profit of the parent and its subsidiaries	134	165
Share of attributable profit of associate		
– British American Tobacco	270	260
Attributable profit of the Group	404	425
Earnings per unit – basic	€0.725	€0.761
Earnings per unit – fully diluted	€0.716	€0.754

Earnings per unit

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 556.9 million units (2001: 558.2 million units) and the attributable profit of the Group on an adjusted basis of €404 million (2001: €425 million) for the period. The number of units outstanding takes into account the effects of the Group's unit buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2001: 574.2 million units) and attributable profit on an adjusted basis for the period of €411 million (2001: €433 million) which reflects the notional additional interest of €7 million (2001: €8 million) which would have accrued to the company had the full number of units been outstanding during the period.

Associated company – British American Tobacco

The Group's 21 per cent share of the results of British American Tobacco increased by 4 per cent to €270 million for the six-month period ended 30 September 2002.

During the six-month period under review, Richemont received a total of €258 million in dividends from British American Tobacco. This comprised both the final dividend in respect of British American Tobacco's financial year ended 31 December 2001 and the 2002 interim dividend, received during September.

and short-term borrowings	(98)	(274)
Cash and cash equivalents at beginning of period	(723)	(375)
Cash and cash equivalents at end of period	(821)	(649)

Net cash inflow from operating activities during the period amounted to €99 million, the cash flow from operations being partially offset by an increase in working capital.

Dividends received from associates reflects the dividends received from British American Tobacco, being the final dividend in respect of British American Tobacco's financial year ended 31 December 2001 and the interim dividend in respect of the 2002 financial year.

In terms of the Group's unit buy-back programme, a further 1.6 million units were acquired during the period at an aggregate cost of €31 million.

Dividends paid represents the Group's appropriation of earnings for the year ended 31 March 2002, paid on 30 September 2002. In the previous financial year, the dividend was paid only in October.

Consolidated balance sheet

	30 Sept. 2002 € m	31 Mar. 2002 € m	30 Sept. 2001 € m
Fixed assets			
Property, plant and equipment	856	903	779
Investments in associated companies	736	638	616
Other investments	442	470	419
	2 034	2 011	1 814
Net working capital	1 952	1 956	1 589
Net operating assets	3 986	3 967	3 403
Goodwill	5 570	5 730	5 910
Net borrowings	(1 401)	(1 456)	(1 255)
Cash, cash equivalents and short-term borrowings	(821)	(723)	(649)
Long-term borrowings	(580)	(733)	(606)
Other long-term liabilities	(184)	(176)	(158)
	7 971	8 065	7 900
Capital employed			
Unitholders' funds	7 893	7 983	7 810
Minority interests	78	82	90
	7 971	8 065	7 900

The increase in investments in associated companies since 31 March 2002 represents the movement in the Group's share of the net tangible assets of British American Tobacco.

The carrying value of goodwill decreased during the period as a result of the amortisation charge.

continued

INTERIM RESULTS *(continued)*

Changes in unitholders' funds

	Sept. 2002 € m	Sept. 2001 € m
Profit attributable to unitholders on an adjusted basis	404	425
Goodwill amortisation	(196)	(192)
Exceptional items reported by associated company	–	(18)
Profit attributable to unitholders on a reported basis	208	215
Dividend declared	(178)	(168)
Unit based executive compensation scheme reserve movement	(31)	41
Translation and other adjustments	(89)	(15)
Net increase/(decrease) in unitholders' funds	(90)	73
Unitholders' funds at the beginning of the period	7 983	7 737
Unitholders' funds at the end of the period	7 893	7 810

Accounting policies

The interim financial statements have been prepared in accordance with the same accounting policies as those set out on pages 50 to 53 of the Annual Report for the year to 31 March 2002.

Swiss Stock Exchange compliance

These interim financial statements comply with the listing rules of the Swiss Stock Exchange.

Johann Rupert — *Executive Chairman*
Jan du Plessis — *Group Finance Director*

Compagnie Financière Richemont SA — Geneva, 14 November 2002

Appendix 1

Consolidated profit and loss account on a reported basis

	Notes	Sept. 2002 € m	Sept. 2001 € m
Operating profit		185	253
Goodwill amortisation	1	(96)	(91)

Note 2 - Earnings per unit on a reported basis

	Sept. 2002	Sept. 2001
Earnings per unit on a reported basis – basic	€ 0.373	€ 0.385
– fully diluted	€ 0.374	€ 0.388

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the year of 556.9 million units (2001: 558.2 million units) and the attributable profit of the Group of €208 million for the period (2001: €215 million). The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2001: 574.2 million units) and attributable profit for the period of €215 million (2001: €223 million) which reflects the notional additional interest of €7 million (2001: €8 million) which would have accrued to the company had the full number of shares been outstanding during the period.

Appendix 2

Exchange rates used in preparation of this report

The results of the Group's subsidiaries and associates which do not report in euros have been translated at average rates of exchange against the euro.

Average exchange rates against the euro

	6 months to 30 Sept. 2002	6 months to 30 Sept. 2001
Pounds sterling	0.63	0.62
Swiss franc	1.46	1.52
U.S. dollar	0.95	0.88
Japanese yen	116.98	107.81

Closing exchange rates against the euro

	30 Sept. 2002	30 Sept. 2001
Pounds sterling	0.63	0.62
Swiss franc	1.46	1.48
U.S. dollar	0.99	0.91
Japanese yen	120.18	108.43

Notes for South African readers

Public prosecutor and board agree on a closer partnership

FSB to turn up heat on company bosses

VERNON WESSELS

Johannesburg – The Financial Services Board (FSB) would be more vigilant to ensure that errant company bosses were brought before the law and prosecuted, Jeff van Rooyen, the chief executive of the FSB, said yesterday.

Bulelani Ngcuka, the national director of public prosecutors, and Van Rooyen met earlier this week where they agreed to work in closer partnership to encourage the prosecution of directors who have overstepped the line.

Van Rooyen said that crooked executives would be jailed.

He said: "A spell in prison will make a difference in concentrating their minds. It will have a profound impact in their thinking."

The FSB had referred six cases to the public prosecutor for criminal prosecution, said Rob Barrow, the chairman of the FSB's insider trading directorate.

One of the cases included the al-



EMBATTLED Western Areas boss Brett Kebble could be prosecuted

legations of share manipulation following the bid by Western Areas for Randfontein Estates, Barrow said, without elaborating.

Harmony eventually won the battle for Randfontein Estates.

Roger Kebble, the chairman of Randgold Resources, this week spent a night in a police cell.

Kebble was locked up at Edenvale jail before appearing before a Johannesburg magistrate on Tuesday for alleged fraud.

Brett Kebble, the chief executive of Western Areas, his father Roger, and Hennie Bruitendag, the financial director of JCI Gold, of which Brett Kebble is deputy chairman, could be prosecuted for alleged breaches of the Companies Act and Securities Panel Regulations.

The Kebbles and Bruitendag have entered a plea bargain with the public prosecutor. It is, however, understood that some charges will be brought although it is still unclear what these may be.

No arrests are expected and the discussions should continue for some time.

Brett Kebble, who could be fined for his alleged breaches of the law, has previously expressed dismay that the allegations have been investigated for three years without being put to bed.


Coca-Cola

File no 82-4102

DIGGING IN Mandla Buthelezi says small sugar farmers remain at subsistence level PHOTO: BRENTON GEACH

Small farmers side with Coca-Cola

File no 82-4102

	Note		
Goodwill amortisation			
Profit before net investment income / (expense) and taxation		89	162
Net investment expense		(16)	(26)
Profit before taxation		73	136
Taxation		(37)	(65)
Profit after taxation		36	71
Minority interests		1	2
Attributable profit of the parent and its subsidiaries		37	73
Share of attributable profit of associates		171	142
Share of attributable profit on an adjusted basis		270	260
Goodwill amortisation in respect of associates		(99)	(100)
Share of exceptional items reported by associates		-	(18)
Attributable profit of the Group on a reported basis	2	208	215
A summary of the effects of goodwill amortisation and exceptional items on profit attributable to unitholders is shown below:			
Attributable profit of the Group on a reported basis		208	215
Elimination of goodwill amortisation	1	196	192
Reported by the parent and its subsidiaries		96	91
In respect of associates		99	100
Minority interests		1	1
Elimination of exceptional items reported by associated company		-	18
Attributable profit of the Group on an adjusted basis		404	425

Note 1 – Goodwill amortisation

The reported results reflect the Group's accounting policy of amortising goodwill through the consolidated profit and loss account. The goodwill amortisation charge at the pre-tax profit level for the six months ended 30 September 2002 was €96 million. An additional goodwill amortisation charge of €99 million arises in respect of the Group's interest in British American Tobacco. The goodwill amortisation relating to minority interests is in respect of goodwill arising on the acquisition of Van Cleef & Arpels.

Acknowledging the interest in Richemont's results on the part of South African investors, set out below are key figures from the results of both years expressed in rand. The average euro/rand exchange rate prevailing during the six months ended 30 September 2002 was 9.9300; this compares with a rate of 7.2512 during the prior year.

	Sept. 2002 Rand m	Sept. 2001 Rand m	
Sales	17 715	13 313	+ 33%
Operating profit	1 837	1 835	
Attributable profit			
– parent and subsidiaries	1 331	1 196	+ 11%
– share of associated companies	2 681	1 885	+ 42%
– the Group	4 012	3 082	+ 30%
Earnings per depositary receipt, cents, (fully diluted basis)	71.1	54.7	+ 30%

Richemont Securities AG Depositary Receipts are issued subject to the terms of the Deposit Agreement dated 25 August 1988 as amended on 18 December 1992 and 28 September 2001 and, by holding Depositary Receipts, investors acknowledge that they are bound by the terms of the Deposit Agreement. Copies of the Deposit Agreement may be obtained by investors from Richemont Securities AG or Computershare Investor Services Limited.

Copies of the Richemont interim results may be obtained from:
Rand Merchant Bank
Cnr Fredman Drive & Rivonia Road Sandton, 2196.
Telephone: (011) 282 8229
Telefax: (011) 282 8215 and from Richemont's website at www.richemont.com

Richemont Securities AG

Zug, 14 November 2002

Share Code: RCH
ISIN: CH0013157380

ICB JonSSons

Vera von Lieres

Cape Town – Global soft drink manufacturer Coca-Cola (Coke) and representatives of small-scale sugar cane growers yesterday banded together to call for the transformation of the local sugar industry.

Coke is lobbying for lower sugar prices while small-scale growers want the government to intervene in liberalising the local sugar market.

Mandla Buthelezi, representing 48 000 small sugar cane growers, said that although small cane growers represented most sugar farmers in the country, they only produced 15 percent of the sugar.

The balance was produced by the commercial sector, consisting of about 2 000 farmers who dominated the industry.

Small farmers were increasingly falling out of the system because of poor infrastructure, inferior industry support, inadequate business skills and lack of real empowerment opportunities such as the black ownership of mills.

Although involved in the agricultural sector for the past 72 years, small-scale growers remained at subsistence level.

Buthelezi pointed out that large-scale commercial farmers farmed 400 000ha compared with 85 000ha by small farmers.

Big farms were generally close to mills, while smaller farms were often about 200km away. That affected the value of the sugar content of cane, which reduced the longer it was left after cutting.

"Without government intervention, transformation in the sugar industry will never take place," Buthelezi said.

"We want to see true empowerment through ownership and management of mills – where the real money in the industry is," he said.

He said the industry had to be prepared to create a win-win situation for all players.

Serious talks with players in the industry had not yet been entered into.

Coca Cola wants the price at which sugar is sold to industrial and household consumers to be reduced by 25 percent, arguing that South Africa is one of the world's lowest-cost sugar producers but, on a like-for-like basis, sugar prices are among the highest worldwide.

This has been disputed by the SA Sugar Association (Sasa), which said the domestic market for sugar was not out of line with that of other benchmark countries.

Andrew Banks, Coke's global procurement manager, said yesterday that a portion of the lobbying effort would flow through to Coke's retail price, should the company get some relief in sugar prices.

"If the price was dropped by 25 percent, a large portion of that would come out of commercial cane growers rather than small cane growers," Banks noted.

Sasa maintains that it is not a beneficiary of the regulated sugar environment but "a victim of an over-regulated market internationally".

It is calling on the European Union and the US to take the lead in liberalising world sugar markets before any moves to remove the tariff which protects the South African industry from the dumping of the commodity.

Vespa scoots into the local market today

Roy Cokayne

Pretoria – Vespa, the trendy scooter brand of Italian motorcycle manufacturer Piaggio, has officially entered the South African market via an import and distribution agency agreement with a local company.

Nuno Muscolino, the financial director of Aquarian Lifestyle Trading, which trades as Vespa SA, said the company was investing about R10 million to launch Vespa on the local market.

Piaggio is Europe's largest scooter manufacturer and holds 25 percent of that continent's scooter market.

Muscolino said Vespa SA aimed to sell 800 units to capture 8 percent of the company's estimate of the potential 10 000 scooter customers in its first year of trading, which would provide the company with a turnover of R45 million.

Aquarian had been granted the sole and exclusive agency for Vespa in South Africa by Piaggio, he said. It would open its first Vespa base centre at the Victoria & Alfred Waterfront in Cape Town today. Similar centres would be opened in Umhlanga tomorrow and in Rivonia in Johannesburg on Tuesday.



ZOOTY Vespa SA model Casey Dolan and financial director Nuno Muscolino

Vespa shops would also open in Cavendish Square in Cape Town and the Gateway Shopping Centre in Umhlanga on November 21, Muscolino added.

"At our shops, customers will be able to see maybe four bikes and four colours, plus some accessories such as gloves, helmets and maybe clothing," he said. "But you can't fire up the scooters in the shops.

"At the base centres customers will be able to view all the models, service their scooters and take them for a spin.

"We will also have something called Vespa Corner, where we will associate ourselves with chains, such as the Brazilian Coffee Shop, that typify our lifestyle brand and where we will have Vespas on display.

"It provides more exposure and is a marketing tool for us."

Muscolino said the organisation had 18 employees. Expansion would be achieved through franchising, which would be launched once the company had been trading for six months. Franchisees would ideally be recruited from within the company.

"They will be allowed to build and run their own stores according to our and international specifications, but we will be very selective," he said.

"The brand we are selling is a lifestyle product and can be damaged in two seconds."

Muscolino added that Vespas had previously been available in South Africa through a sort of "side-street operation", importing only a few units a year.

RICHEMONT

TUSSENTYDSE RESULTATE

Kommentaar

Mnr Johann Rupert, uitvoerende voorsitter, het in sy kommentaar op die resultate gesê:

"Richemont se resultate vir die eerste ses maande van hierdie finansiële jaar stem ooreen met ons verwagtinge. Die verlangsaming in verkope – veral in Europa – tesame met die versterking van die euro teenoor sowel die dollar as die jen, het bygedra tot die daling in bedryfswins vir die tydperk.

Verkope in euro gedurende September en Oktober het beskeie groei getoon, vergeleke met dieselfde tydperk verlede jaar. Dit is egter onseker of dit 'n werklike toename in die vraag verteenwoordig, omdat dit teen die agtergrond van die uiters bedrukte verkoopspeile gedurende September en Oktober 2001 gesien moet word.

Ek wil beklemtoon dat ons die vooruitsig vir die res van die huidige finansiële jaar steeds met die uiterste omsigtigheid bejeën. Ons leef in 'n tydperk van slepende onsekerheid wat wêreldgebeure betref. Hoewel ek sou verwag dat die daling in bedryfswins vir die hele jaar minder behoort te wees as dié wat in die eerste sesmaande-tydperk ondervind is, berus dié siening natuurlik op die veronderstelling dat die marksentiment nie weens gebeure buite ons beheer verder sal versleg nie."

Sake-oorsig

Verkope en bedryfswins

Gedurende die tydperk onder oorsig is die Groep se resultate deur die voorgesette swakheid van die ekonomiese omgewing oor die algemeen, en die daling in toerisme in die besonder, beïnvloed. Hierbenewens het die appresiasie van die euro in die eerste ses maande van die finansiële jaar 'n neerdrukkende uitwerking op gerapporteerde verkope vir die tydperk gehad en dit het 'n daling van 3 persent vergeleke met die vorige jaar getoon. Teen konstante wisselkoerse het verkope egter met 1 persent toegeneem.

	Sept. 2002 € m	Sept. 2001 € m	
Verkope	1 784	1 836	- 3%
Koste van verkope	(635)	(644)	
Bruto marge	1 149	1 192	- 4%
Netto bedryfsuitgawes	(964)	(939)	+ 3%
Bedryfswins	185	253	- 27%

Die daling in verkope, tesame met 'n effense verswakking in die brutomarge-persentasie as gevolg van die sterk Switserse frank, het tot 'n daling van 4 persent in bruto marge vir die tydperk gelei.

Bedryfsuitgawes het 'n toename van 3 persent getoon. Dit weerspieël die bestuur se verbintenis om die groeikoers van bedryfskoste te beperk. Dié groei spruit voort uit verdere uitbreiding van die Groep se kleinhandelsnetwerk, tesame met investerings in die ontwikkeling van verspreidingskapasiteit en

Richemont, die Switserse luuksegoedere-groep, kondig sy ongeouditeerde resultate vir die sesmaande-tydperk geëindig 30 September 2002 aan.

	Sept. 2002	Sept. 2001	
Verkope	€ 1 784 m	€ 1 836 m	- 3%
Bedryfswins	€ 185 m	€ 253 m	-27%
Toeskryfbare wins			
- moedermaatskappy en filiale	€ 134 m	€ 165 m	-19%
- belang in geassosieerde maatskappye	€ 270 m	€ 260 m	+ 4%
- die Groep	€ 404 m	€ 425 m	- 5%
Verdienste per eenheid – ten volle verwaterde grondslag	€ 0.716	€ 0.754	- 5%

Bostaande finansiële resultate sluit nie die uitwerking van uitsonderlike items wat geassosieerde maatskappye gerapporteer het en die amortisasie van klandisiewaarde in die twee tydperke in nie.

- Verkope vir die eerste ses maande het met 3 persent na €1 784 miljoen gedaal. Wanneer die ongunstige uitwerking van wisselkoersbewegings buite rekening gelaat word, het verkope egter met 1 persent toegeneem.
- Juwelierswareverkope, hoofsaaklik deur middel van Cartier en Van Cleef & Arpels, het met 1 persent in die tydperk gegroei, terwyl horlosieverkope 'n daling van 3 persent gerapporteer het.
- Verkope in Europa het met 4 persent gedaal, wat bedrukte marktoestande en die afname in toeristeverkeer in die streek weerspieël. Verkope in Asië het met 3 persent gedaal. Teen vergelykbare wisselkoerse het verkope in Japan egter met 5 persent gegroei; verkope in die res van die Asiatiese streek het teen 'n soortgelyke koers gegroei. In die Amerikas het verkope met 10 persent in dollarterme toegeneem, met goeie vertonings deur Cartier en Montblanc; by omrekening na euro het verkope in die streek egter met 2 persent gegroei.
- Die daling in verkope in euroterme, tesame met 'n effense verswakking in die brutomarge-persentasie en 'n toename van 3 persent in bedryfsuitgawes, het tot 'n totale daling in bedryfswins van 27 persent gelei.
- Die Groep se ekwiteitsverantwoorde belang in British American Tobacco het €270 miljoen bedra, 'n toename van 4 persent vergeleke met die vorige jaar.
- Verdienste per eenheid vir die tydperk op 'n ten volle verwaterde grondslag het met 5 persent van €0.754 na €0.716 gedaal.

Verkope volgens verspreidingskanaal

	Sept. 2002 € m	Sept. 2001 € m	
Kleinhandelsverkope	711	722	- 2%
Groothandelsverkope	1 073	1 114	- 4%
	1 784	1 836	- 3%

British American Tobacco het goed presteer in die negemaande-tydperk tot einde September en aangepaste verwaterde verdienste per aandeel het met 8 persent van 45.80 pennies tot 49.47 pennies toegeneem. Verkoopsvolumes vir die tydperk het 579.3 miljard sigarette in totaal behels en British American Tobacco se vier wêreldhandelsmerke, Lucky Strike, Kent, Dunhill en Pall Mall, het groei in verkope van 9 persent behaal.

'n Toename van 4 persent tot £769 miljoen wins word getoon vir die streek Amerika-Stille Oseaan vir die negemaande-tydperk. Die maatskappy se werksaamhede in die Verenigde State het hulle markaandeel en wins vergroot en sterk volumetoenames in Suid-Korea het meer as vergoed vir die laer volumes in Kanada. Die totale streeksvolume was 2 persent hoër op 80 miljard sigarette.

In Europa is 'n winstoename van 6 persent tot £412 miljoen behaal as gevolg van stewige prestasies in Duitsland, Rusland, Oekraïne, Frankryk en Switserland, met volumes wat ongeveer dieselfde as die vorige jaar was.

In die streek Asië-Stille Oseaan was die wins 5 persent laer, hoofsaaklik as gevolg van opvallend laer belastingvrye verkoopsvolumes terwyl die skerp devaluasie van die Suid-Afrikaanse rand, die koste wat met die vestiging van die nuwe werksaamheid in Turkye aangegaan is en laer belastingvrye verkope tot 'n afname in wins van 18 persent na £45 miljoen in die streek Afrika en Midde-Ooste bygedra het.

British American Tobacco se besighede in Latyns-Amerika het goed gepresteer in besonder moeilike ekonomiese omstandighede en 'n daling in wins van 4 persent opgeteken ten spyte van geldeenheiddevaluasies in baie lande en 'n daling in volume van 6 persent.

Gekonsolideerde kontantvloeistaat

	Sept. 2002 € m	Sept. 2001 € m
Bedryfswins	185	253
Depresiasie en ander nie-kontantitems	74	91
Toename in bedryfskapitaal	(160)	(378)
Netto kontantinvloei/(uitvloei) uit bedryfsaktiwiteite	99	(34)
Dividende ontvang vanaf geassosieerde maatskappy	258	228
Opbrengste op beleggings en finansieringskostes	(16)	(24)
Belasting betaal	(56)	(117)
Netto verkrygings van tasbare vaste bates	(66)	(147)
Terugkoop van Richemont-eenhede	(31)	-
Ander verkrygings en beleggings	(16)	(154)
Netto kontantinvloei/(uitvloei) voor finansieringsaktiwiteite	172	(248)
Terugbetaling van langtermynlenings	(164)	(69)
Dividende betaal	(178)	-
Ander finansieringsaktiwiteite	18	-
Ekwiteitsbydrae deur minderheid	-	20
Wisselkoersuitwerking	54	23

Afname in kontant, kontantekwivalente

File no 82-4102

naverkoopsdienssentrums, veral ten opsigte van Jaeger-LeCoultre, IWC en A. Lange & Söhne, in verskeie gebiede.

Die daling in verkope en brutomarge-persentasie vir die tydperk, tesame met die toename in bedryfsuitgawes, het tot 'n afname van 27 persent in bedryfswins gelei.

Verkope volgens produkreeks

	Sept. 2002 € m	Sept. 2001 € m	
Juweliersware	397	394	+ 1%
Horlosies	847	877	- 3%
Skryfinstrumente	130	129	+ 1%
Leergoedere	125	138	- 9%
Klerasie en ander	285	298	- 4%
	1 784	1 836	- 3%

Juwelierswareverkope het steeds baat gevind by die vraag na die juwelierswareversamelings van Cartier, Van Cleef & Arpels en Piaget. Veral Van Cleef & Arpels het uitstekende groei in verkope in die tydperk gerapporteer, alhoewel dit vanaf 'n betreklik lae basis behaal is. Horlosieverkope het met 3 persent vir die tydperk gedaal. Verkope van staal- en staal-en-goud-horlosies het oor die algemeen beter as edelmetaal- en juwelierswarehorlosies gepresteer. Mansklerasieverkope het baat gevind by goeie verkope in die seisoensversamelings van Dunhill en Hackett. Chloé het ook goed gepresteer gedurende die tydperk. Dalings in die reukwater- en brilprodukkategorieë, hoofsaaklik toeskryfbaar aan die afswaai in reisverwante besigheid, het oor die algemeen 'n negatiewe uitwerking op die "klerasie en ander"-kategorie gehad.

Verkope volgens streek

	Sept. 2002 € m	Sept. 2001 € m	
Europa	779	815	- 4%
Asië	667	688	- 3%
Japan	326	337	- 3%
Asië-Stille Oseaan	341	351	- 3%
Amerikas	338	333	+ 2%
	1 784	1 836	- 3%

Bedrukte marktoestande en 'n afname in toerisme in Europa het 'n negatiewe uitwerking op die Groep se verkope in die streek gehad en dit het met 4 persent vergeleke met die vorige jaar gedaal.

Verkope in Asië het met 3 persent gedaal. Teen vergelykbare wisselkoerse het verkope in Japan egter met 5 persent gegroei; verkope in die res van die Asiatiese streek het teen 'n soortgelyke koers gegroei.

In die Amerikas het verkope met 10 persent in dollarterme toegeneem, met goeie vertonings deur Cartier en Montblanc; by omrekening na euro het verkope in die streek egter met 2 persent gegroei.

Kleinhandelsverkope het 'n daling van 2 persent vergeleke met die vorige jaar getoon, terwyl groothandelsverkope 'n daling van 4 persent gerapporteer het. Die persentasie van kleinhandelsverkope tot totale verkope het effens toegeneem, van 39.3 persent tot 39.9 persent, wat verdere investering in die Groep se kleinhandelsinfrastruktuur weerspieël. Op 30 September 2002 het die Groep ongeveer 540 winkels wat deur hom besit word bedryf en 'n verdere 344 winkels is deur eksterne vennote bedryf.

Gekonsolideerde wins-en-verliesrekening

Die opgesomde wins-en-verliesrekening sowel as die inligting oor verdienste per eenheid wat hieronder uiteengesit word, word op 'n aangepaste grondslag aangebied, wat nie die uitwerking van die amortisasie van klandisiewaarde en uitsonderlike items in die resultate van die twee tydperke insluit nie. 'n Rekonsiliasie van die wins-en-verliesrekening op dié grondslag met die resultate op 'n gerapporteerde grondslag word as 'n aanhangsel by hierdie aankondiging aangebied.

	Sept. 2002 € m	Sept. 2001 € m
Bedryfswins	185	253
Netto beleggingsuitgawe	(16)	(26)
Wins voor belasting	169	227
Belasting	(37)	(65)
Wins na belasting	132	162
Minderheidsbelange	2	3
Toeskryfbare wins van die moedermaatskappy en sy filiale	134	165
Belang in toeskryfbare wins van geassosieerde maatskappy		
– British American Tobacco	270	260
Toeskryfbare wins van die Groep	404	425
Verdienste per eenheid – basies	€0.725	€0.761
Verdienste per eenheid – ten volle verwater	€0.716	€0.754

Verdienste per eenheid

Basiese verdienste per eenheid word bereken met verwysing na die geweegde gemiddelde getal uitstaande eenhede gedurende die tydperk van 556.9 miljoen eenhede (2001: 558.2 miljoen eenhede) en die toeskryfbare wins van die Groep op 'n aangepaste grondslag van €404 miljoen (2001: €425 miljoen) vir die tydperk. Die getal uitstaande eenhede hou rekening met die uitwerking van die Groep se eenheidterugkoopprogram.

Ten volle verwaterde verdienste per eenheid word bereken met verwysing na 574.2 miljoen uitstaande eenhede (2001: 574.2 miljoen eenhede) en toeskryfbare wins op 'n aangepaste grondslag vir die tydperk van €411 miljoen (2001: €433 miljoen). Dit weerspieël die veronderstelde bykomende belang van €7 miljoen (2001: €8 miljoen) wat aan die maatskappy sou toegeval het indien die volle getal eenhede gedurende die tydperk uitstaande was.

Geassosieerde maatskappy – British American Tobacco

Die Groep se belang van 21 persent in British American Tobacco het met 4 persent tot €270 miljoen vir die sesmaande-tydperk geëindig 30 September 2002 toegeneem.

Gedurende die sesmaandetydperk onder oorsig het Richemont dividende van €258 miljoen vanaf British American Tobacco ontvang. Dit het die einddividend ten opsigte van British American Tobacco se finansiële jaar geëindig 31 Desember 2001, sowel as die tussentydse dividend vir 2002 wat gedurende September ontvang is, ingesluit.

Kontant en kontantekwivalente aan die begin van die tydperk	(723)	(375)
Kontant en kontantekwivalente aan die einde van die tydperk	(821)	(649)

Die netto kontantinvloei uit bedryfsaktiwiteite gedurende die tydperk het €99 miljoen bedra en die kontantvloei uit bedrywighede is deels deur 'n toename in bedryfskapitaal geneutraliseer.

Dividende ontvang vanaf geassosieerde maatskappy weerspieël die dividende wat van British American Tobacco ontvang is, naamlik die einddividend ten opsigte van British American Tobacco se finansiële jaar geëindig 31 Desember 2001 en die tussentydse dividend ten opsigte van die 2002 finansiële jaar.

Ingevolge die Groep se eenheidterugkoopprogram is 'n verdere 1.6 miljoen eenhede gedurende die tydperk teen 'n totale koste van €31 miljoen verkry.

Dividende betaal verteenwoordig die Groep se aanwending van verdienste vir die jaar geëindig 31 Maart 2002, wat op 30 September 2002 betaal is. In die vorige finansiële jaar is die dividend eers in Oktober betaal.

Gekonsolideerde balansstaat

	30 Sept. 2002 € m	31 Mrt. 2002 € m	30 Sept. 2001 € m
Vaste bates			
Eiendom, aanleg en toerusting	856	903	779
Beleggings in geassosieerde maatskappye	736	638	616
Ander beleggings	442	470	419
	2 034	2 011	1 814
Netto bedryfskapitaal	1 952	1 956	1 589
Netto bedryfsbates	3 986	3 967	3 403
Klandisiewaarde	5 570	5 730	5 910
Netto lenings	(1 401)	(1 456)	(1 255)
Kontant, kontantekwivalente en korttermynlenings	(821)	(723)	(649)
Langtermynlenings	(580)	(733)	(606)
Ander langtermynlaste	(184)	(176)	(158)
	7 971	8 065	7 900
Kapitaal aangewend			
Eenheidhouersfondse	7 893	7 983	7 810
Minderheidsbelange	78	82	90
	7 971	8 065	7 900

Die toename in beleggings in geassosieerde maatskappye sedert 31 Maart 2002 verteenwoordig die beweging in die Groep se aandeel van die netto tasbare bates van British American Tobacco.

Die drawaarde van klandisiewaarde het gedurende die tydperk as gevolg van die amortisasiekoste gedaal.

vervolg

TUSSENTYDSE RESULTATE (vervolg)

Veranderings in eenheidhouersfondse

	Sept. 2002 € m	Sept. 2001 € m
Wins toeskryfbaar aan eenheidhouers op 'n aangepaste grondslag	404	425
Amortisasie van klandisiewaarde	(196)	(192)
Uitsonderlike items deur geassosieerde *maatskappy gerapporteer*	–	(18)
Wins toeskryfbaar aan eenheidhouers op 'n gerapporteerde grondslag	208	215
Dividend verklaar	(178)	(168)
Eenheidgebaseerde beweging in vergoedingskemareserwe vir uitvoerende beamptes	(31)	41
Omrekenings- en ander aanpassings	(89)	(15)
Netto toename/(afname) in eenheidhouersfondse	(90)	73
Eenheidhouersfondse aan die begin van die tydperk	7 983	7 737
Eenheidhouersfondse aan die einde van die tydperk	7 893	7 810

Rekeningkundige beleid

Die tussentydse finansiële state is in ooreenstemming met dieselfde rekeningkundige beleid wat op bladsye 50 tot 53 van die jaarverslag vir die jaar tot 31 Maart 2002 uiteengesit is, opgestel.

Voldoening aan die reëls van die Switserse Aandelebeurs

Hierdie tussentydse finansiële state voldoen aan die noteringsreëls van die Switserse Aandelebeurs.

Johann Rupert — *Uitvoerende voorsitter*

Jan du Plessis — *Groep finansiële direkteur*

Compagnie Financière Richemont SA — Genève, 14 November 2002

Aanhangsel 1

Gekonsolideerde wins-en-verliesrekening op 'n gerapporteerde grondslag

	Aantekeninge	Sept. 2002 € m	Sept. 2001 € m
Bedryfswins		185	253
Amortisasie van klandisiewaarde	1	(96)	(91)

Aantekening 2 – Verdienste per eenheid op 'n gerapporteerde grondslag

		Sept. 2002	Sept. 2001
Verdienste per eenheid op 'n gerapporteerde grondslag	– basies	€ 0.373	€ 0.385
	– ten volle verwater	€ 0.374	€ 0.388

Basiese verdienste per eenheid word bereken met verwysing na die geweegde gemiddelde getal uitstaande eenhede gedurende die jaar van 556.9 miljoen eenhede (2001: 558.2 miljoen eenhede) en die toeskryfbare wins van die Groep van €208 miljoen vir die tydperk (2001: €215 miljoen). Die getal uitstaande eenhede hou rekening met die uitwerking van die Groep se terugkoopprogram.

Ten volle verwaterde verdienste per eenheid word bereken met verwysing na 574.2 miljoen uitstaande eenhede (2001: 574.2 miljoen eenhede) en toeskryfbare wins vir die tydperk van €215 miljoen (2001: €223 miljoen). Dit weerspieël die veronderstelde bykomende belang van €7 miljoen (2001: €8 miljoen) wat aan die maatskappy sou toegeval het indien die volle getal eenhede gedurende die tydperk uitstaande was.

Aanhangsel 2

Wisselkoerse by die opstelling van hierdie verslag gebruik

Die resultate van die Groep se filiale en geassosieerde maatskappye wat nie in euro verslag doen nie, is teen gemiddelde wisselkoerse teenoor die euro omgereken.

Gemiddelde wisselkoerse teenoor die euro

	6 maande tot 30 Sept. 2002	6 maande tot 30 Sept. 2001
Pond sterling	0.63	0.62
Switserse frank	1.46	1.52
VS-dollar	0.95	0.88
Japannese jen	116.98	107.81

Sluitingswisselkoerse teenoor die euro

	30 Sept. 2002	30 Sept. 2001
Pond sterling	0.63	0.62
Switserse frank	1.46	1.48
VS-dollar	0.99	0.91
Japannese jen	120.18	108.43

Aantekeninge vir Suid-Afrikaanse redakteurs

Aangesien Suid-Afrikaanse beleggers in Richemont se resultate belang

UASA se hare op Solidariteit se tande



ARBEIDSAKE

JAN DE LANGE

Hond eet hond in die staal- en ingenieursbedryf.

Vakbonde in dié bedryf is in 'n genadelose stryd gewikkel om lede te werf en haastige samesmeltings saam te flans ten einde te verhinder dat hul verteenwoordiging in die land se grootste bedingingsraad met 240 000 werkers tot niet gaan.

Die vrugbaarste werwingsgrond is Denel, wat met sy korporatisering enkele jare gelede genoodsaak was om deel te word van die bedingingsraad en waar klein personeelverenigings soos paddastoele in vakbonde omgeskakel het. Sowat 40% van Denel se werkers is egter nie vakbondlede nie.

Mnr. Koos Bezuidenhout, hoofsekretaris van die United Association of South Africa (UASA), het gister gewaarsku dat "onrus" by Denel dreig oor vakbonde wat werkers mislei.

"Sekere vakbonde probeer om beheer te kry oor werkers se geld terwyl hulle nie eens aan die vakbonde behoort nie," het Bezuidenhout, wat ook adjunkpresident van Fedusa is, gesê.

Fedusa voer al lank 'n onverdraagsame veldtog teen die MWU Solidariteit, veral van UASA se kant, omdat dié twee mededingers in die mynbedryf is. MWU Solidariteit se verlede as 'n bastion van regse politiek is in dié stryd 'n nuttige stok wat UASA en ander Fedusa-vakbonde maklik optel wanneer hulle iets nodig het om Solidariteit by te kom.

UASA en Fedusa skroom ook nie om bewerings van rassisme op Solidariteit se brood te smeer nie, veral wanneer Solidariteit dit waag om teen sommige aspekte van regstellende aksie beswaar te maak.

Bezuidenhout voer nou aan dat UASA die grootste vakbond in Denel is nadat vyf van die sewe vakbonde in die wapengroep glo onlangs met UASA saamgesmelt het. Hy maak daarop aanspraak dat 45% van Denel se personeel aan UASA "behoort".

Samesmelting is 'n omslagtige proses wat 'n jaar of langer kan duur. 'n Werklike samesmelting vereis dat albei vakbonde ontbind, 'n nuwe, gesamentlike grondwet geskryf word en hulle dan as 'n enkele nuwe vakbond by die departement van arbeid registreer.

As hierdie prosedures nie gevolg word nie, kan die kollektiewe ooreenkomste van een vakbond nie na die ander vakbond oorgedra word nie. Die samesmelting sal dus geen waarde hê as dit nie formeel volgens die voorgeskrewe prosedures gedoen word nie.

Dit beteken dat UASA in hierdie stadium waarskynlik geen enkele werker in Denel verteenwoordig nie.

En nog 'n interessante feit is dat heeltydse amptenare van dieselfde vyf vakbonde wat glo met UASA "saamgesmelt" het, gister met verteenwoordigers van Solidariteit samesprekings gevoer het, onder meer oor samesmelting.

Indien dié vyf nie met Solidariteit of die National Union of Metalworkers of South Africa (Numsa) saamsmelt nie, gaan hul lede dubbele ledegeld betaal van die dag waarop die agentskapsooreenkoms in werking tree. Dit sal vroeg aanstaande jaar gebeur.

Die vyf vakbonde verteenwoordig saam maar sowat 1 700 van die totale werkmag van rondom 6 000 werkers by Denel. Dis 'n hele entjie weg van die 5 000 wat hulle nodig het om tot 'n party in die staal- en ingenieursbedryf toegelaat te word.

Hulle is streng gesproke nie werklik vakbonde nie, want hulle het geen lede buite die Denel-groep nie.

Eintlik was hulle vroeër losse personeelverenigings wat ontstaan het toe vakbonde in strategiese bedrywe soos die wapenbedryf taboe was. Werkgewers in Denel het hulle goedgunstiglik toegelaat, maar toe werkerregte uiteindelik ná 1994 in sulke bedrywe erken is, het hulle hul as klein vakbonde laat registreer.

Daar is ook twee klein chemiese vakbonde, Somchem en CIWU, in Denel, wat tot dié groep beperk is, maar hulle kwalifiseer glad nie om by die staal- en ingenieursbedryf in te skakel nie. Hulle sal waarskynlik mettertyd by die bedingingsraad vir die chemiese bedryf inskakel en aan die reëls en diensvoorwaardes vir dié bedryf onderworpe wees. *Solidariteit* en Numsa is die twee grootste vakbonde in Denel.

Numsa verteenwoordig 1 900 of 22% van die Denel se personeel en Solidariteit 1 800 of 21%.

Dis op maatskappyvlak, maar op bedryfsvlak verteenwoordig Solidariteit reeds 15% van die 240 000 werkers in die staal- en ingenieursbedryf.

Sowat 40% van die wapenreus se werknemers is glad nie lede van vakbonde nie, maar hulle sal ook van aanstaande jaar 1% van hul lone moet afstaan vir vakbondgeld.

Dit sal waarskynlik in Numsa en Solidariteit se sakke beland. Die kans is dus goed dat hulle in elke geval lede van een van dié twee vakbonde sal word.

Solidariteit lyk dus na die hond wat met hare op sy tande van dié geveg gaan wegstap.

Wins voor netto beleggingsinkomste / (uitgawe) en belasting	89	162
Netto beleggingsuitgawe	(16)	(26)
Wins voor belasting	73	136
Belasting	(37)	(65)
Wins na belasting	36	71
Minderheidsbelange	1	2
Toeskryfbare wins van die moedermaatskappy en sy filiale	37	73
Belang in toeskryfbare wins van geassosieerde maatskappy	171	142
Belang in toeskryfbare wins op 'n aangepaste grondslag	270	260
Amortisasie van klandisiewaarde ten opsigte van geassosieerde maatskappy	(99)	(100)
Belang in uitsonderlike items deur geassosieerde maatskappy gerapporteer	–	(18)
Toeskryfbare wins van die Groep op 'n gerapporteerde grondslag 2	208	215
Hier volg 'n samevatting van die uitwerking van die amortisasie van klandisiewaarde en uitsonderlike items op wins toeskryfbaar aan eenheidhouers:		
Toeskryfbare wins van die Groep op 'n gerapporteerde grondslag	208	215
Uitskakeling van amortisasie van klandisiewaarde 1	196	192
Deur die moedermaatskappy en sy filiale gerapporteer	96	91
Ten opsigte van geassosieerde maatskappy	99	100
Minderheidsbelange	1	1
Uitskakeling van uitsonderlike items deur geassosieerde maatskappy gerapporteer	–	18
Toeskryfbare wins van die Groep op 'n aangepaste grondslag	404	425

Aantekening 1 – Amortisasie van klandisiewaarde

Die gerapporteerde resultate weerspieël die Groep se rekeningkundige beleid om klandisiewaarde deur middel van die gekonsolideerde wins-en-verliesrekening te amortiseer. Die koste van die amortisasie van klandisiewaarde op die vlak van voorbelastingwins vir die jaar geëindig 30 September 2002 was €96 miljoen. 'n Bykomende koste vir amortisasie van klandisiewaarde van €99 miljoen ontstaan ten opsigte van die Groep se belang in British AmericanTobacco. Die amortisasie van klandisiewaarde met betrekking tot minderheidsbelange is ten opsigte van klandisiewaarde wat by die verkryging van Van Cleef & Arpels ontstaan het.

Aangesien Suid-Afrikaanse beleggers in Richemont se resultate belang stel, word die vernaamste syfers uit die resultate van albei jare hieronder in rand uitgedruk. Die gemiddelde heersende euro/randwisselkoers gedurende die ses maande geëindig 30 September 2002 was 9.9300, vergeleke met 'n koers van 7.2512 gedurende die vorige jaar.

	Sept. 2002 Rand m	Sept. 2001 Rand m	
Verkope	17 715	13 313	+ 33%
Bedryfswins	1 837	1 835	
Toeskryfbare wins			
– moedermaatskappy en filiale	1 331	1 196	+ 11%
– belang in geassosieerde maatskappye	2 681	1 885	+ 42%
– die Groep	4 012	3 082	+ 30%
Verdienste per depositobewys, sent (ten volle verwaterde grondslag)	71.1	54.7	+ 30%

Richemont Securities AG-depositobewyse word onderworpe aan die bepalings van die Deposito-ooreenkoms gedateer 25 Augustus 1988, soos op 18 Desember 1992 en 28 September 2001 gewysig, uitgereik en deurdat hulle depositobewyse hou, erken beleggers dat hulle deur die bepalings van die Deposito-ooreenkoms gebind word. Beleggers kan afskrifte van die Deposito-ooreenkoms van Richemont Securities AG of Computershare Services Beperk verkry.

Afskrifte van die Richemont tussentydse resultate sal in middel-Julie beskikbaar wees by:
Rand Aksepbank, Hoek van Fredmanrylaan en Rivoniaweg, Sandton, 2196.
Telefoon: (011) 282 8229
Telefaks: (011) 282 8215 en vanaf Richemont se webblad by www.richemont.com

Richemont Securities AG
Zug, 14 November 2002

Aandelekode: RCH
ISIN: CH0013157380

SAID gaan dienshandves uitreik

Hugo Pienaar

Kaapstad. – In 'n poging om die verhouding tussen die Suid-Afrikaanse Inkomstediens (SAID) en belastingbetalers te verbeter, het die SAID gister 'n konsep-dienshandves vir belastingbetalers aangekondig.

Mnr. Pravin Gordhan, kommissaris van die SAID, het die handves bekend gestel by 'n byeenkoms van die Kaapstadse Persklub, waar hy die genooide spreker was. Die handves is een van vier nuwe inisiatiewe van die SAID met die doelwit om die SAID se diens aan belastingbetalers te verbeter.

Die handves het ten doel om die verpligtings en regte van belastingbetalers uit te stippel. Dit is 'n gespreksdokument en die publiek kan daarop kommentaar lewer. Die SAID meen die handves sal die organisasie in ooreenstemming bring met sy eweknieë van lande soos Australië, Brittanje en Nieu-Seeland.

In die handves beloof die SAID onder meer om 'n diens van hoogstaande gehalte aan die publiek te lewer, regverdig en deursigtig te wees en om te alle tye belastingbetalers se konstitusionele verskanste regte te beskerm.

Van die belastingbetaler word akkurate en tydige inligting oor sy of haar belastingverpligtings verwag. Gordhan het gesê 'n belangrike rede vir vanjaar se belastingverligting is beter invordering deur die SAID.

"Indien almal hul regmatige deel bydra, kan die voordele in die vorm van laer belasting gepluk word," het hy gesê.

Gordhan is positief dat die SAID in die lopende boekjaar aan mnr. Trevor Manuel, minister van finansies, se verwagtings van 'n oorskot van staatsinkomste van R8,1 miljard sal voldoen.

"Dit kan aan die tesourie die beweegruimte vir verdere belastingverligting verleen."

Die ander inisiatiewe sluit 'n nuwe proses vir die oplossing van dispute in en 'n onafhanklike kantoor wat verantwoordelik sal wees vir die kontrolering van die SAID se diensvlakke. "Die Randse Afrikaanse Universiteit help met dié funksie (kontrolering). Dit is 'n meganisme vir ons om te sien waar ons verkeerd gaan," het Gordhan gesê.

Die oplossing van dispute is gemik op dispute wat ontstaan weens verskillende vertolkings van die belastingreëls. Die laaste inisiatief sal binnekort bekend gestel word en behels die stigting van 'n eenheid in die SAID wat op streekvlak dit vir die publiek makliker gaan maak om hul belastinglas te dra.

Netcare kry inspuiting uit verkrygings

Mathabo le Roux

Die gesondheidsdiensgroep Netcare het sy wesensverdienste per aandeel in die jaar tot einde September met 39,5% verhoog tot 36,7 sent.

Die netto wins vir die jaar is 59,1% hoër op R507,8 miljoen.

Die groep se inkomste in die 12 maande is 30,5% hoër as in die vorige boekjaar op R4,8 miljard en die verdienste voor rente, belasting, depresiasie en amortisasie (Ebitda) is met 36,1% verhoog tot R942,9 miljoen.

Netcare, wat in die afgelope paar jaar sy belange in die mediese bedryf aggressief uitgebrei het, slaan nou munt uit sy verkrygings.

"Ons het ons suksesvol onderskei en ons markaandeel sterk uitgebrei met ons strategie om te belê in sleutelkomponente van die gesondheidsdiens-waardeketting, wat ons kernbesigheid in die hospitaalbedryf ondersteun," het dr. Jackie Shevel, Netcare se uitvoerende hoof, gesê.

Goeie resultate word gewoonlik in die gesondheidsbedryf gelewer in die tweede helfte van die jaar, met 'n natuurlike toename in die gebruik van gesondheidsdienste in die winter, en Shevel het goeie resultate voorspel toe hy die vorige kwartaal se resultate in Mei bekend gemaak het.

Netcare het vanjaar verdere beleggings gedoen. Sy oorname van Clinics Holdings is gekonsolideer met die verkryging van al die minderheidsaandele van Clinics in ruil vir die uitreiking van 98,5 miljoen Netcare-aandele.

Die groep het die Margate-hospitaal verkry, asook 'n minderheidsbelang in Traumanet (Netcare 911) en Netair, die mediese lugdiens.

Daar is 'n groot vraag in naburige lande na nooddienste en daarom beplan die groep om Netcare 911 uit te brei tot 'n oorgrensdiens in Mosambiek, Swaziland, Botswana en Namibië.

Die nie-hospitaal-belange van die groep het ook goed gevaar.

Trauma Link het sy inkomste meer as verdubbel tot R163 miljoen teenoor R73,2 miljoen verlede jaar; die nasionale niereenheid se inkomste is verhoog met 21%; en 'n nuwe sakeplan het gesorg dat die gesondheidsorggroep Medicross 'n wins van R32,5 miljoen gelewer het nadat dit vir 11 jaar teen 'n verlies bedryf is.

Netcare het Medicross in Mei verlede jaar oorgeneem.

Die internasionale belange van die groep het 'n stewige hupstoot gekry met twee hospitaalbestuurskontrakte ter waarde van $3,5 miljoen in die Midde-Ooste.

Netcare sal die Al Hasa-hospitaal in Saoedi-Arabië en die Bahrein-spesialishospitaal vir onderskeidelik twee en vyf jaar bedryf. Belange by dié twee hospitale het in die afgelope jaar 'n inkomste van sowat R7 miljoen ingebring.

Die groep probeer ook om 'n voet in die deur te kry om dienste te lewer in die Brittanje en verskeie moontlikhede word ondersoek. 'n Kontrak om 800 katarak-operasies in Brittanje uit te voer, is verkry.

Netcare het dit ook reggekry om sy skuldlas te verminder ondanks sy verkrygings en kapitaalbeleggings, en het sy verhouding van skuld tot aandeelhouersgeld van 28,9% verlede jaar verminder tot 25,9% vanjaar.

Shevel het die groep se sukses toegeskryf aan uitstekende diens. Volgens die dienslewe-ringsbarometer het pasiënte se tevredenheidsvlak van 86% tot 93% gestyg.

File no 82-4102